Exhibit 99.3

Case 1:18-cv-11238 Document 1 Filed 06/13/18 Page 1 of 21

UNITED STATES DISTRICT COURT

DISTRICT OF MASSACHUSETTS

PETER ENZINNA, on Behalf of Himself and	)	Case No. 1:18-cv-11238
All Others Similarly Situated,	)
)
	)	CLASS ACTION
Plaintiff,	)
	)	CLASS ACTION COMPLAINT
vs.	)	FOR VIOLATIONS OF THE
	)	FEDERAL SECURITIES LAWS
CYS INVESTMENTS, INC.,	)
KEVIN E. GRANT, TANYA S. BEDER,	)	JURY TRIAL DEMANDED
KAREN HAMMOND, RAYMOND A.	)
REDLINGSHAFER, JR., DALE A. REISS,	)
and JAMES A. STERN,	)
)
Defendants.	)
)
)
)
)

Plaintiff Peter Enzinna (“Plaintiff”), by and through his undersigned counsel, for his complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE AND SUMMARY OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of himself and all other public stockholders of CYS Investments, Inc. (“CYS” or the “Company”) against CYS and the members of CYS’ Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(a) and U.S. Securities and Exchange Commission (“SEC”) Rule 14a-9, 17 C.F.R. § 240.14a-9 and to enjoin the vote on a proposed transaction, pursuant to which CYS will be acquired by Two Harbors Investment Corp. (“Two Harbors”) through its wholly owned subsidiary Eiger Merger Subsidiary LLC (“Merger Sub”) (the “Proposed Transaction”).

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2. On April 26, 2018, CYS and Two Harbors issued a joint press release announcing their entry into an Agreement and Plan of Merger (the “Merger Agreement”) to sell CYS to Two Harbors. Under the terms of the Merger Agreement, CYS stockholders will receive:

(a)	a number of shares of Two Harbors common stock determined by dividing (i) CYS’ adjusted book value per share, multiplied by 96.75%, by (ii) Two Harbors’ adjusted book value per share, multiplied by 94.20%; and

(b)	$15,000,000 divided by the sum of (i) the number of shares of CYS common stock issued and outstanding as of the effective time, and (ii) the number of shares of CYS common stock issuable upon the vesting of outstanding Company restricted stock (the “Merger Consideration”).

Based on the March 31, 2018 adjusted book value per share of each company, CYS stockholders would receive $7.79 of combined cash and stock per CYS share of common stock.

3. On May 25, 2018, Two Harbors filed a Form S-4 Registration Statement (the “Registration Statement”) with the SEC containing a joint proxy statement/prospectus. The Registration Statement, which recommends that CYS stockholders vote in favor of the Proposed Transaction, omits or misrepresents material information concerning, among other things: (i) CYS’ and Two Harbors’ financial projections, relied upon by CYS’ financial advisors Barclays and Credit Suisse Securities (USA) LLC (“Credit Suisse”); (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinions provided by Barclays and Credit Suisse; (iii) the background process leading to the Proposed Transaction; and (iv) potential conflicts of interest of Barclays. The failure to adequately disclose such material information constitutes a violation of Sections 14(a) and 20(a) of the Exchange Act as CYS stockholders need such information in order to make a fully informed decision whether to vote in favor of the Proposed Transaction.

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4. In short, unless remedied, CYS’ public stockholders will be forced to make a voting decision on the Proposed Transaction without full disclosure of all material information concerning the Proposed Transaction being provided to them. Plaintiff seeks to enjoin the stockholder vote on the Proposed Transaction unless and until such Exchange Act violations are cured.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the claims asserted herein for violations of Sections 14(a) and 20(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

6. This Court has jurisdiction over the defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Plaintiff’s claims arose in this District, where a substantial portion of the actionable conduct took place, most of the documents are electronically stored, and the evidence exists. CYS is incorporated in Maryland and is headquartered in this District. Moreover, each of the Individual Defendants, as Company officers or directors, either resides in this District or has extensive contacts within this District.

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THE PARTIES

8. Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of CYS.

9. Defendant CYS is a Maryland corporation with its principal executive offices located at 500 Totten Pond Road, 6th Floor, Waltham, Massachusetts 02451. CYS is a specialty finance company that invests primarily in residential mortgage pass-through certificates guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. CYS trades on the New York Stock Exchange under the ticker symbol “CYS.”

10. Defendant Kevin E. Grant (“Grant”) has been Chairman of the Board, President and Chief Executive Officer (“CEO”) of the Company since he founded it in January 2006. Defendant Grant has also served as Chief Investment Officer of the Company since 2011.

11. Defendant Tanya S. Beder (“Beder”) has been a director of the Company since May 2012.

12. Defendant Karen Hammond (“Hammond”) has been a director of the Company since October 2014.

13. Defendant Raymond A. Redlingshafer Jr. (“Redlingshafer”) has been a director of the Company since November 2006.

14. Defendant Dale A. Reiss (“Reiss”) has been a director of the Company since January 2015.

15. Defendant James A. Stern (“Stern”) has been a director of the Company since February 2006.

16. Defendants identified in paragraphs 10 through 15 are referred to herein as the “Board” or the “Individual Defendants.”

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OTHER RELEVANT ENTITIES

17. Two Harbors is a Maryland corporation with its principal executive offices located at 575 Lexington Avenue, Suite 2930, New York, New York 10022. Two Harbors is a real estate investment trust (“REIT”) that invests in residential mortgage-backed securities, mortgage servicing rights and other financial assets. Two Harbors trades on the New York Stock Exchange under the ticker symbol “TWO.”

18. Merger Sub is a Maryland limited liability company and an indirect wholly-owned subsidiary of Two Harbors.

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons and entities that own CYS common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

20. Plaintiff’s claims are properly maintainable as a class action under Rule 23 of the Federal Rules of Civil Procedure.

21. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. As of April 25, 2018, there were approximately 155,438,320 shares of Company common stock issued and outstanding. All members of the Class may be identified from records maintained by CYS or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to those customarily used in securities class actions.

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22. Questions of law and fact are common to the Class and predominate over questions affecting any individual Class member, including, inter alia:

(a) Whether defendants have violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder;

(b) Whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

(c) Whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated.

23. Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent. Plaintiff has retained competent counsel experienced in litigation of this nature.

24. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

25. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Company Background

26. CYS, incorporated in Maryland in 2006, is a specialty finance company taxed as a REIT. The Company primarily invests in agency residential mortgage-backed securities (“Agency RMBS”) guaranteed by fixed rate mortgage loans, adjustable-rate mortgages (“ARMs”), or hybrid ARMs. CYS also invests in debt securities issued by the U.S. Department of Treasury. The Company’s income is generated primarily from the difference between the interest income it earns on its investment portfolio and the cost of its borrowings and hedging activities (“net spread”).

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27. CYS’ financial performance and growth prospects remained strong throughout 2017. During the Company’s October 26, 2017 third quarter of 2017 earnings call, CYS’ Chief Financial Officer (“CFO”) Jack DeCicco (“DeCicco”) highlighted the Company’s solid financial results, stating, “we feel very good about the third quarter and expect the asset and hedge portfolio repositioning that took place during the quarter to benefit future quarters and to enhance book value protection to the extent we experience a backup in rates.” DeCicco also noted that the third quarter of 2017 marked the sixth consecutive quarter that the Company paid a $0.25 dividend per share. Net income for the quarter was $83 million, or $0.54 per share, compared to $45 million, or $0.30 per share, in the second quarter of 2017.

28. On February 14, 2018, CYS announced its fourth quarter and year ended 2017 financial results. The Company maintained its consistent $0.25 per common share quarterly dividend. CYS’ debt securities portfolio increased to approximately $13.1 billion at December 31, 2017, from $12.9 billion at September 31, 2017. Despite a challenging environment, in CYS’ February 15, 2018 earnings call, defendant Grant highlighted CYS’ total stockholder return of 12.6% and market return of 17%, explaining “[t]his is a good result for an environment where the Fed raised short rates three times, clearly messaged that they’d be continuing to raise rates and also announced their plans to reduce their asset purchases going forwarded.” DeCicco also noted, “we are pleased with our annual results and have taken a more defensive position in anticipation of the current environment. . . .”

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The Sale Process

29. On February 8, 2018, defendant Grant received an unsolicited proposal to acquire CYS in a stock-for-stock merger from a mortgage REIT referred to in the Registration Statement as Company C. Thereafter, the independent members of the Board formed a special committee (the “Special Committee”) comprised of defendants Stern (chairman), Hammond and Beder. The Board subsequently engaged Barclays and Credit Suisse to act as its advisors.

30. On February 21, 2018, defendant Grant received an unsolicited proposal to acquire CYS from another mortgage REIT referred to in the Registration Statement as Company B. Company B had previously expressed an interest in exploring a potential acquisition of CYS in July 2016, executed a non-disclosure agreement and engaged in due diligence before withdrawing its indication of interest in September 2016.

31. On February 27, 2018, the Special Committee met and authorized Barclays and Credit Suisse to contact six additional potential bidders to determine whether they would be interested in submitting an offer to enter into a business combination or strategic transaction with CYS.

32. Following the outreach, CYS entered into non-disclosure agreements containing standstill provisions with seven of the eight potential bidders (including Two Harbors, Company B, Company C, a mortgage REIT that previously expressed interest in exploring a potential acquisition of CYS in April 2016, referred to in the Registration Statement as Company A, a publicly traded mortgage REIT referred to in the Registration Statement as Company D and a publicly traded mortgage REIT referred to in the Registration Statement as Company E). The Registration Statement fails to disclose whether the standstill provisions contained in the non-disclosure agreements are still in effect and operate to preclude the six potential bidders (not including Two Harbors) from making a topping bid for the Company.

33. Barclays and Credit Suisse invited bidders other than Company C (who had already submitted an initial indication of interest) to submit preliminary indications of interest by March 12, 2018. The parties were subsequently invited to submit indications of interest incorporating CYS’ transaction expense assumptions by March 16, 2018.

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34. On March 19, 2018, the Special Committee met to review the revised bids, which reflected the following proposed purchase prices per share of CYS common stock: (i) Company B - $7.27 per share; (ii) Company C - a range of $7.33 to $7.47 per share; (iii) Two Harbors - $7.33 per share; (iv) Company D - $7.42 per share and (v) Company E - $7.15 per share.

35. Following the March 21, 2018 Board and Special Committee meetings, the Special Committee determined to invite Company C, Company D and Two Harbors to participate in the second round of the process. As Company B was unwilling to participate on CYS’ proposed timeline, the Special Committee also determined to invite Company E to participate in the second round. The parties received access to a virtual data room and were asked to submit a markup of a draft merger agreement.

36. On April 3, 2018, the four parties submitted third round indications of interest, with Company C revising its proposed purchase price to $7.46 per share. Also on April 3, following a meeting with the Special Committee’s legal counsel, Two Harbors agreed to make certain changes to its proposed markup of the draft merger agreement, including PRCM Advisers LLC , Two Harbors’ external manager and a subsidiary of Pine River Capital Management L.P, agreeing to contribute $10 million in cash as part of the merger consideration. This amount was later increased to $15 million.

37. On April 5, 2018, the Board met and, following discussion, instructed the Special Committee to continue negotiations with Two Harbors and Company C.

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38. On April 11, 2018, Company C delivered a revised draft of the merger agreement that included adjustments to the offer price and purchase price mechanics which purportedly resulted in at least a $0.11 per share reduction in Company C’s per share offer price. Following Company C’s refusal to increase its bid, the Special Committee proceeded to negotiate the final terms of the Proposed Transaction with Two Harbors.

39. On April 18, 2018, CYS and Two Harbors executed an exclusivity agreement, providing for exclusivity regarding a strategic transaction until April 25, 2018.

40. On April 25, 2018, Barclays and Credit Suisse rendered their fairness opinions and the Board approved the Merger Agreement. The next day, the parties executed the Merger Agreement, which was dated effective as of April 25, 2018.

The Proposed Transaction

41. On April 26, 2018, CYS and Two Harbor issued a joint press release announcing the Proposed Transaction, which states, in relevant part:

NEW YORK— Two Harbors Investment Corp. (NYSE: TWO) (“Two Harbors”), a leading hybrid mortgage real estate investment trust (“REIT”), and CYS Investments, Inc. (NYSE: CYS) (“CYS”), an Agency mortgage REIT, announced today that they have entered into a definitive merger agreement under which Two Harbors will acquire CYS.

In connection with the merger, CYS stockholders will exchange their shares of CYS common stock for newly issued shares of Two Harbors common stock as well as aggregate cash consideration of $15,000,000. The number of Two Harbors shares issued will be based on an exchange ratio to be determined by dividing 96.75% of CYS’ adjusted book value per share by 94.20% of Two Harbors’ adjusted book value per share. For illustrative purposes, assuming the merger occurs and the exchange ratio was based on March 31, 2018 adjusted book value per share, CYS stockholders would receive $7.79 of combined cash and stock consideration per share of CYS common stock owned, which represents a premium of approximately 17.7% over the CYS closing price per share on April 25, 2018. The actual exchange ratio for the merger will be publicly announced at least five business days prior to the required stockholder votes on the merger.

* * *

The actual exchange ratio for the merger will be publicly announced at least five business days prior to the required stockholder votes on the merger.

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In connection with the merger, PRCM Advisers LLC, Two Harbors’ external manager, a subsidiary of Pine River Capital Management L.P., has agreed to reduce the base management fee it charges Two Harbors with respect to the additional equity under management resulting from the merger from 1.5% of Stockholders’ Equity on an annualized basis to 0.75% through the first anniversary of the closing of the merger. PRCM Advisers LLC will also make a one-time downward adjustment of $15,000,000 to the management fees payable by Two Harbors for the quarter in which the merger closes. PRCM Advisers has also agreed to a post-closing downward adjustment of up to $3.3 million to reimburse Two Harbors for certain transaction related expenses.

In addition to the above consideration, Two Harbors would assume the existing notional $75 million in CYS 7.75% Series A cumulative redeemable preferred stock and $200 million in CYS 7.50% Series B cumulative redeemable preferred stock.

Following the closing of the transaction, all senior management positions will continue to be led by Two Harbors’ personnel and Two Harbors Board of Directors will be expanded to include two additional independent directors from CYS Investments’ current board, James Stern and Karen Hammond.

The completion of the merger is subject to the satisfaction of certain customary conditions, and is subject to the approval of the stockholders of both Two Harbors and CYS. The companies expect the transaction to close in the third quarter of 2018.

Insiders’ Interests in the Proposed Transaction

42. CYS and Two Harbors insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of CYS.

43. CYS’ directors and executive officers stand to reap substantial financial benefits for securing the deal with Two Harbors. Pursuant to the Merger Agreement, all outstanding shares of Company restricted stock will vest and be converted into the right to receive the Merger Consideration. The following table sets forth the value of restricted stock that the Company’s directors and executive officers will receive upon consummation of the Proposed Transaction:

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	Number of Shares of CYS Restricted Stock to be Accelerated (#)	Value of Accelerated Shares of CYS Restricted Stock ($)
Executive Name
Kevin E Grant	501,840	3,793,425
Jack DeCicco	93,936	710,065
Richard E. Cleary	86,818	656,260
Thomas A. Rosenbloom	96,918	732,606
Director Name		—
Tanya S. Beder	3,206	24,234
Karen Hammond	3,206	24,234
Raymond A. Redlingshafer, Jr.	3,206	24,234
Dale A. Reiss	3,206	24,234
James A. Stern	3,206	24,234

44. Moreover, if they are terminated in connection with the Proposed Transaction, the Company’s named executive officers stand to receive substantial cash severance payments in the form of golden parachute compensation, as set forth in the following table:

Name	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Total ($)(6)
Kevin E. Grant	9,136,458	3,793,425	48,314	12,978,197
Jack DeCicco	1,325,833	710,065	64,157	2,100,055
Richard E. Cleary	1,129,083	656,260	64,157	1,849,500
Thomas A. Rosenbloom	1,200,000	732,606	64,157	1,996,764

The Registration Statement Contains Material Misstatements or Omissions

45. The defendants filed a materially incomplete and misleading Registration Statement with the SEC and disseminated it to CYS’ stockholders. The Registration Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed voting decision in connection with the Proposed Transaction.

46. Specifically, as set forth below, the Registration Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (i) CYS’ and Two Harbors’ financial projections, relied upon by CYS’ financial advisors Barclays and Credit Suisse; (ii) the data and inputs underlying the financial

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valuation analyses that support the fairness opinions provided by Barclays and Credit Suisse; (iii) the background process leading to the Proposed Transaction; and (iv) potential conflicts of interest of Barclays. Accordingly, CYS stockholders are being asked to make a voting decision in connection with the Proposed Transaction without all material information at their disposal.

Material Omissions Concerning CYS’ and Two Harbors’ Financial Projections

47. The Registration Statement is materially deficient because it fails to disclose material information relating to the Company’s intrinsic value and prospects going forward.

48. First, the Registration Statement omits material information regarding CYS management’s financial projections and the financial projections of Two Harbors.

49. For example, the Registration Statement fails to disclose for CYS over the projection period of December 31, 2018 through December 31, 2020: (i) tangible book value per share (“TBVPS”); (ii) dividend yield; (iii) dividends; and (iv) distributed cash flows.

50. Additionally, the Registration Statement fails to disclose for Two Harbors over the projection period of December 31, 2018 through December 31, 2020: (i) TBVPS; (ii) dividend yield; (iii) dividends; and (iv) distributed cash flows.

51. Moreover, the Registration Statement sets forth that in connection with rendering their fairness opinions, both Barclays and Credit Suisse reviewed and analyzed financial and operating information with respect to the business, operations and prospects of the pro forma combined company, including financial projections of Pro Forma Two Harbors prepared and furnished to Barclays and Credit Suisse by Two Harbors, and relied upon by Barclays and Credit Suisse upon the advice and at the direction of CYS (“Pro Forma Projections”). Yet, the Registration Statement wholly omits the Pro Forma Projections relied upon by both Barclays and Credit Suisse in their financial analyses.

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52. The omission of this information renders the statements in the “Certain Two Harbors Unaudited Prospective Financial Information,” “Certain CYS Unaudited Prospective Financial Information,” “Opinion of CYS’s Financial Advisor, Barclays Capital Inc.” and “Opinion of CYS’s Financial Advisor, Credit Suisse Securities (USA) LLC” sections of the Registration Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Barclays’ and Credit Suisse’s Financial Analyses

53. The Registration Statement describes Barclays’ and Credit Suisse’s fairness opinions and the various valuation analyses performed in support of their opinions. However, the description of Barclays’ and Credit Suisse’s fairness opinions and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, CYS’ public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Barclays’ and Credit Suisse’s fairness opinions in determining whether to vote in favor of the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to CYS’ stockholders.

54. With respect to Barclays’ Dividend Discount Analysis of CYS, the Registration Statement fails to disclose: (i) the estimated dividends expected to be paid by CYS to holders of CYS common stock during the last three quarters of the calendar year ending December 31, 2018 through the calendar year ending December 31, 2020; (ii) CYS’ tangible book value on December 31, 2020; and (iii) quantification of the inputs and the assumptions underlying the discount rates based on the cost of equity of CYS of 7.5% to 9.5% used in the analysis.

55. With respect to Barclays’ Dividend Discount Analysis of Two Harbors, the Registration Statement fails to disclose: (i) the estimated dividends expected to be paid by Pro Forma Two Harbors to holders of Two Harbors common stock during the last two quarters of the

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calendar year ending December 31, 2018 through the calendar year ending December 31, 2020; (ii) Two Harbors’ tangible book value on December 31, 2020; and (iii) quantification of the inputs and the assumptions underlying the discount rates based on the cost of equity of Pro Forma Two Harbors of 8.0% to 10.0% used in the analysis.

56. With respect to Barclays’ Selected Comparable Company Analysis, the Registration Statement fails to disclose: (i) the individual multiples and financial metrics for each of the selected comparable companies observed by Barclays in the analysis; and (ii) any benchmarking analyses for CYS and Two Harbors in relation to the selected companies analyzed by Barclays.

57. With respect to Barclays’ Selected Precedent Transactions Analysis, the Registration Statement fails to disclose the individual multiples and financial metrics for each of the selected transactions analyzed by Barclays in the analysis.

58. With respect to Credit Suisse’s Dividend Discount Analysis of CYS, the Registration Statement fails to disclose: (i) the distributed cash flows that CYS was forecasted to generate during the last three quarters of CYS’ fiscal year ending December 31, 2018 through the full fiscal year ending December 31, 2020; (ii) CYS’ TBVPS as of December 31, 2020; and (iii) quantification of the inputs and the assumptions underlying the discount rates ranging from 7.25% to 13.75% used in the analysis.

59. With respect to Credit Suisse’s Dividend Discount Analysis of Two Harbors, the Registration Statement fails to disclose: (i) the distributed cash flows that Two Harbors was forecasted to generate during the last three quarters of Two Harbors’ fiscal year ending December 31, 2018 through the full fiscal year ending December 31, 2020; (ii) Two Harbors’ TBVPS as of December 31, 2020; and (iii) quantification of the inputs and the assumptions underlying the discount rates ranging from 7.0% to 15.0% used in the analysis.

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60. With respect to Credit Suisse’s Selected Public Companies Analysis, the Registration Statement fails to disclose: (i) the individual multiples and financial metrics for each of the selected comparable companies observed by Credit Suisse in the analysis; and (ii) any benchmarking analyses for CYS and Two Harbors in relation to the selected companies analyzed by Credit Suisse.

61. With respect to Credit Suisse’s Selected Precedent Transactions Analysis, the Registration Statement fails to disclose the individual multiples and financial metrics for each of the selected transactions analyzed by Credit Suisse in the analysis.

62. When a banker’s endorsement of the fairness of a transaction is touted to stockholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

63. The omission of this information renders the statements in the “Opinion of CYS’s Financial Advisor, Barclays Capital Inc.” and “Opinion of CYS’s Financial Advisor, Credit Suisse Securities (USA) LLC” sections of the Registration Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning the Background Process of the Proposed Transaction

64. The Registration Statement omits material information relating to the sale process leading up to the Proposed Transaction.

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65. The Registration Statement fails to expressly indicate whether the non-disclosure agreements that CYS entered into with prospective bidders are still in effect and/or contain “don’t ask, don’t waive” (“DADW”) standstill provisions that are presently precluding each and every one of these prospective bidders from making a topping bid for the Company.

66. The disclosure of the specific terms of the non-disclosure agreements CYS entered into with other parties is crucial to CYS stockholders being fully informed of whether their fiduciaries have put in place restrictive devices to foreclose a topping bid for the Company.

67. The omission of this information renders the statements in the “Background of the Merger” section of the Registration Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Barclays’ and Credit Suisse’s Potential Conflicts of Interest

68. Further, the Registration Statement fails to disclose material information concerning potential conflicts of interest faced by the Company’s financial advisors, Barclays and Credit Suisse.

69. The Registration Statement sets forth that “Barclays has performed various investment banking services for CYS and Two Harbors in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services.” Registration Statement at 100. The Registration Statement fails, however, to disclose the past services and past fees for these services received by Barclays.

70. Moreover, the Registration Statement fails to disclose whether Credit Suisse has performed past work for CYS and, if so, the amount of any compensation Credit Suisse has received in connection with such services.

71. Full disclosure of investment banker compensation and all potential conflicts is required due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives. CYS stockholders need to be provided with a description of the services and the fees received for these services performed by Barclays on behalf of CYS and Two Harbors to compare these services and fees and assess whether Barclays had a strong historical relationship with Two Harbors that could have impacted its advice provided to CYS.

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72. The omission of this information renders the statements in the “Opinion of CYS’s Financial Advisor, Barclays Capital Inc.” and “Opinion of CYS’s Financial Advisor, Credit Suisse Securities (USA) LLC” sections of the Registration Statement false and/or materially misleading in contravention of the Exchange Act.

73. The Individual Defendants were aware of their duty to disclose this information and acted negligently (if not deliberately) in failing to include this information in the Registration Statement. Absent disclosure of the foregoing material information prior to the stockholder vote on the Proposed Transaction, Plaintiff will be unable to make a fully-informed decision whether to vote in favor of the Proposed Transaction and is thus threatened with irreparable harm warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

Class Claims Against All Defendants for Violations of Section 14(a) of the

Exchange Act and Rule 14a-9 Promulgated Thereunder

74. Plaintiff repeats all previous allegations as if set forth in full.

75. During the relevant period, defendants disseminated the false and misleading Registration Statement specified above, which failed to disclose material facts necessary to make the statements made, in light of the circumstances under which they were made, not misleading in violation of Section 14(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder.

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76. By virtue of their positions within the Company, the defendants were aware of this information and of their duty to disclose this information in the Registration Statement. The Registration Statement was prepared, reviewed, and/or disseminated by the defendants. It misrepresented and/or omitted material facts, including material information about the actual intrinsic standalone value of the Company, the financial analyses performed by the Company’s financial advisors, the background process leading to the Proposed Transaction and potential conflicts of interest faced by the Company’s financial advisors. The defendants were at least negligent in filing the Registration Statement with these materially false and misleading statements.

77. The omissions and false and misleading statements in the Registration Statement are material in that a reasonable stockholder would consider them important in deciding how to vote on the Proposed Transaction.

78. By reason of the foregoing, the defendants have violated Section 14(a) of the Exchange Act and SEC Rule 14a-9(a) promulgated thereunder.

79. Because of the false and misleading statements in the Registration Statement, Plaintiff and the Class are threatened with irreparable harm, rendering money damages inadequate. Therefore, injunctive relief is appropriate to ensure defendants’ misconduct is corrected.

COUNT II

Class Claims Against the Individual Defendants for Violations of

Section 20(a) of the Exchange Act

80. Plaintiff repeats all previous allegations as if set forth in full.

81. The Individual Defendants acted as controlling persons of CYS within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of CYS, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Registration Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

Case 1:18-cv-11238 Document 1 Filed 06/13/18 Page 20 of 21

82. Each of the Individual Defendants was provided with or had unlimited access to copies of the Registration Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

83. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Registration Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of the Registration Statement.

84. In addition, as the Registration Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Registration Statement purports to describe the various issues and information that they reviewed and considered—descriptions the Company directors had input into.

85. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

86. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and SEC Rule 14a-9, promulgated thereunder, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants’ conduct, CYS’ stockholders will be irreparably harmed.

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PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor on behalf of CYS, and against defendants, as follows:

A. Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction and any vote on the Proposed Transaction, unless and until defendants disclose and disseminate the material information identified above to CYS stockholders;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D. Declaring that defendants violated Sections 14(a) and/or 20(a) of the Exchange Act, as well as SEC Rule 14a-9 promulgated thereunder; E. Awarding Plaintiff the costs of this action, including reasonable allowance for

Plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: June 13, 2018

/s/ Mitchell J. Matorin
Mitchell J. Matorin (BBO# 649304)
MATORIN LAW OFFICE, LLC 18 Grove Street, Suite 5
Wellesley, Massachusetts 02482

(781) 453-0100 mmatorin@matorinlaw.com

WEISSLAW LLP
Richard A. Acocelli
Michael A. Rogovin
Kelly C. Keenan 1500 Broadway, 16th Floor
New York, New York 10036
Tel: (212) 682-3025
Fax: (212) 682-3010

Attorneys for Plaintiff